Exhibit 99.9

Concessions: Crystallizing Value ABENGOA Completing Transformation 9th Annual Analyst and Investor Day New York City & London, April 7 & 9, 2015 Santiago Seage Abengoa Yield CEO

2 Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; Abengoa’s substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Form 20-F for the fiscal year 2014 filed with the Securities and Exchange Commission on February 23, 2015. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

3 Concessions 5.6 B€ Assets in Concessions € Millions. December 2014 Abengoa Yield (market value of 51% stake) 1,270 Assets in Operation (EBV) 1,483 Assets in Construction EBV 874 NRDP 1,946 Crystalizing Value: ABENGOA APW1 ABY 5,573 M€

4 Agenda Performance of Assets in ABY Growth in ABY and Plans Going Forward Details of the Contracted Assets beyond ABY

5 Agenda Performance of Assets in ABY

6 2014 - Abengoa Yield Solid performance and cash available for distribution for the period 3 months Dec. 14 M$ FY 14 M$ FY13 M$ Variation FY vs FY Revenue 93.4 362.7 210.9 72% Further Adj. EBITDA(1) 81.6 308.0 158.5 94% CAFD 28.4 56.5 - n/a DPS (2) 0.259 0.555(3) - n/a Further Adjusted Ebitda includes dividend from preferred equity investment in Brazil. Dividend per share amounts are in U.S.$ per share. Includes $0.2592 dividend per share declared by our Board of Directors on February 23, 2015 and payable on or about March 16, 2015.

7 Segment Information 2014 All Segments Performing in Line with Expectations North America South America Europe FY 14 FY 13 Δ  FY 14 FY 13 Δ FY 14 FY 13 Δ Revenues 195.5 114.0 72% 83.6 25.4 229% 83.6 71.5 17% Further Adjusted EBITDA 175.4 96.7 82% 77.2 19.0 307% 55.4 42.8 29% EBITDA margin 89.7% 84.8% 92.3% 74.7% 66.3% 60.0% Renewables Conventional Transmission FY 14 FY 13 Δ FY 14 FY 13 Δ FY 14 FY 13 Δ Revenues 170.7 82.7 106% 118.8 102.8 16% 73.2 25.4 188% Further Adjusted EBITDA 137.8 55.8 147% 101.9 83.3 22% 68.3 19.4 251% EBITDA margin 80.8% 67.5% 85.8% 81.0% 93.2% 76.6% $ Million $ Million

8 Mojave, Performance 280MW gross, 250MW net Mojave desert, California Finished construction in November 2014 Ramp up as planned Reaching 250MW net capacity daily 7h 8h 9h 10h 11h 12h 13h 14h 15h 16h 17h 18h 19h 300 MW 200 100

9 Other assets, Performance Solana 280MW gross Solaben 2x50MW Solacor 2x50MW PS 31MW Palmatir 50MW Cadonal 50MW ATN ATS Quadras Palmucho Winter maintenance done Solar radiation in some regions in Q1 2015 higher than budget Wind resource in Q1 2015 lower than budget Availability 99.9% Solar Wind Transmission Lines ACT 300MW Availability over budget Conventional

10 Agenda Growth in ABY and plans going forward

11 ABY Guidance CAFD 2014 (1) 2015E 2016E 56 142 171-178 Dividend 44 128 154-160 Dividend per share 0.555 1.60 1.92-2.00 Guidance for 2015 and 2016 (1) Since IPO (June 2014) Million USD

12 Growth Levers, 2016 versus 2015 Full year effect on cash for existing assets ROFO 2 New ROFO/s External M&A opportunities 1 2 3 4 Included in guidance Not included in guidance

13 Agenda Details of the Contracted Assets beyond ABY

Concessions in Operation as of Dec. 31, 2014 Abengoa Concessions (I) Sector Asset Country ABG ownership COD Current EBV* Chennai India 25% 2010 Tenes Algeria 51% 2014 Skikkda Algeria 34% 2009 Honaine Algeria 26% 2010 55.0 M€ Inapreu Spain 50% 2010 51.0 Other concessions Spain Spain 50-100% 2008 Concecutex Mexico 50% 2010 ATE IV Brazil 75% 2010 AET V Brazil 100% 2010 ATE VI Brazil 100% 2010 ATE VII Brazil 100% 2009 ATE VIII Brazil 50% 2014 ATE XI Brazil 51% 2013 Norte Brasil Brazil 51% 2014 Spain PV (Copero, Sev, Linares, etc.) Spain >90% 2006-2007 Solnova 1, 3 & 4 Spain 100% 2010 Helioenergy 1&2 Spain 50% 2011 SPP1 Algeria 51% 2012 Solaben 1 & 6 Spain 100% 2013 Helios 1 & 2 Spain 100% 2012 Shams Abu Dhabi 20% 2013 M€ 618.8 M€ 973.8 M€ Preferred Equity LAT Brazil n/a — (216) Total 1,483 M€ (*) Total EBV as of December 31, 2014 includes ROFO 2 assets sold to Abengoa Yield during 2015. The ROFO 2 is comprised of a sale of a 20%, 34% , 26% and 20% stakes in Helienergy 1&2, Skikkda, Honaine and Shams, respectively, and ATN2.

Concessions under Construction/Development as of Dec. 31, 2014 Abengoa Concessions (II) Sector Asset Country ABG ownership ABY ROFO COD Current EBV(*) Ghana Ghana 56% 56% Q1 2015 Agadir Morocco 51% 51% 2017 SAWS USA 45% 100% 2019 Zapotillo Mexico 100% 100% 2017 A3T Mexico 45% 100% 2017 A4T Mexico 45% 100% 2018 Hospital Manaus Brazil 60% — 2015 Uruguay Penitentiary Uruguay 100% — 2016 ATN2 Peru 40% 40% 2015 ATE XVI-XXIV Brazil 100% 100% 2016-18 India T&D India 51% — 2017 ATN 3 Peru 100% 100% 2016 Kaxu South Africa 51% 51% Q1 2015 Khi South Africa 51% 51% 2015 Ashalim Israel 50% 50% 2018 Atacama I Chile 45% 100% 2016-17 Atacama II Chile 45% 100% 2018 Xina South Africa 40% 40% 2017 27.1 M€ 278.6 M€ 368.0 M€ 199.9 M€ Total EBV of Assets under Construction as of Dec. 31 2014 874 M€ ABG ownership for projects to be transferred to APW1 was 100% as of Dec. 31, 2014; however, percentage shown in the table is pro-forma after the APW1 closing (*) Total EBV as of December 31, 2014 includes ROFO 2 assets sold to Abengoa Yield during 2015. The ROFO 2 is comprised of a sale of a 20%, 34% , 26% and 20% stakes in Helienergy 1&2, Skikkda, Honaine and Shams, respectively, and ATN2.

Thank you ABENGOA April 7 & 9, 2015